UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70982

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/01/24___ AND ENDING ___09/30/25___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __AMERICAN FUNDSTARS__

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1 PARK PLAZA, SUITE 210__
(No. and Street)

__IRVINE__	__CA__	__92614__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__ILINA STAMOVA__	__212-668-8700__	__istamova@acisecure.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__DCPA__
(Name – if individual, state last, first, and middle name)

__2121 AVE OF THE STARS #800__	__CENTURY CITY__	__CA__	__90067__
(Address)	(City)	(State)	(Zip Code)

__9/15/2020__	__6567__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FAN FENG _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AMERICAN FUNDSTARS _____, as of 9/30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Fan Feng_

Title:
CEO

_____

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

American Fundstars
Financial Group LLC dba
American Fundstars

Statement of Financial Condition as of September 30, 2025
and
Report of Independent Registered Public Accounting Firm

This report is pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Table of Contents



2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of American Fundstars Financial Group LLC dba American Fundstars:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Fundstars Financial Group LLC dba American Fundstars (the "Company") as of September 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2023.
Century City, California
November 20, 2025

Statement of Financial Condition
September 30, 2025

ASSETS		
Cash and cash equivalents	$	419,318
Due from Broker		25,592
Deposit with clearing firm		10,000
Accounts Receivables		114,238
Fixed Assets, net		257,554
Prepaid Expenses and Other Assets		31,273
Investments at Fair Market Value		189,845
Right of Use Asset		499,189
TOTAL ASSETS	$	1,547,009
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Right of Use Liability	$	502,658
Related Party Payable		37,946
Accrued Expenses		41,002
Accounts Payable		30,157
TOTAL LIABILITIES		611,763
MEMBER'S EQUITY		935,246
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,547,009

See Notes to Financial Statement

Notes to Financial Statement
For the year ended September 30, 2025

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

American Fundstars Financial Group LLC dba American Fundstars (the "Company") is a Limited Liability Company that was formed in Delaware on June 17, 2021. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC") as of November 28, 2023. The firm operates in Irvine, California and provides investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statement have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain accounts in prior years have been reclassified for comparison purposes. There was no effect on income or equity.

Revenue and Expense Recognition
The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns advisory fees for continuous on-going management of securities portfolios. Advisory fee income is recognized in the period earned.

The Company earns commission income from the sale of fixed income and insurance-related products. Commission income is recognized only to the extent that it is probable a significant reversal will not occur. The Company does not maintain significant contract assets or liabilities related to these commissions.

Fixed Assets
Fixed assets are stated at cost, net of accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from two (2) to ten (10) years by the straight-line method.

Accounts Receivables

The accounts receivable balance consist of Advisor Fees receivables from other financial institutions and are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Income Taxes
The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statement.

Use of Estimates
The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Investments
The Company has adopted FASB ASC 820, Investments -- Debt and Equity Securities. As such, investment held by the Company are classified as available for sale securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of investments are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Cash and cash equivalents
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents; refer to Note 8.

Notes to Financial Statement
For the year ended September 30, 2025

NOTE 4 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. SEC Rule 15c3-1 also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2025, the Company had net capital of $501,529 which was $401,529 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness to net capital was approximately 0.22 to 1.

NOTE 6 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement were available to be issued. Based on this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.

NOTE 8 - FAIR VALUE MEASUREMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of

Assets	Level 1	Level 2	Level 3	Total
Cash & cash equivalents				
Money Market Funds	410,198	-	-	410,198
Investment				
Mutual Fund Stocks	100,475	-	-	100,475
Exchange Traded Funds	89,370	-	-	89,370
Total Investments	189,845	-	-	189,845
Total	**600,043**	**-**	**-**	**600,043**

Money Market Funds are classified as cash and cash equivalents and are stated at their fair market value based on quoted prices in active markets. These funds typically invest in short-term, high-quality instruments with minimal credit and interest rate risk. The underlying holdings vary and may include CDs, US Treasuries, or other highly liquid instruments. Because Money Market Funds are highly liquid, they are generally used by the Company as a short-term investment vehicle for cash management purposes.

Mutual Fund Stocks are classified as available for sale securities and are stated at fair market value based on quoted prices in active markets. These funds may invest in a wide range of equity securities, and the underlying holdings vary in nature depending on each fund's investment strategy. The investments may consist of equity securities issued by a single entity, multiple entities, or diversified portfolios spanning various industries. Changes in fair value are recorded in other comprehensive income until such securities are sold or otherwise disposed of.

Exchange Traded Funds are classified as available for sale securities and are stated at fair market value based on quoted prices in active markets. ETFs may be structured to track specific market indices, sectors, asset classes, or investment themes. The underlying holdings vary and may include CDs, US Treasuries, or equity securities across diverse positions. ETFs offer intraday liquidity since they trade on national exchanges, providing the Company with flexibility in managing its investment balances. Unrealized gains and losses arising from changes in fair value are recorded in other comprehensive income until realized.

NOTE 9 - DUE FROM BROKER

As of September 30, 2025, the Company has a bank sweep receivable Due from Broker in the amount of $25,592.

NOTE 10 - DEPOSIT WITH CLEARING BROKER

The Company has a clearing agreement with Interactive Brokers ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purcahse on margin. The balance in the deposit account on September 30, 2025 was $10,000.

NOTE 11 - LEASE

The Company is a lessee under a noncancelable operating lease for office space accounted for in accordance with ASC 842. The lease does no provide the Company or the lessor with any termination or renewal options, nor does it contain any restrictive financial convenants or other significant restrictions. The Company recognizes a right of use ("ROUA") asset and corresponding lease liability at the present value of the future lease payments over the lease term.

The components of lease cost for the year ended September 30, 2025 are as follows:

Operating lease cost	$ 125,136
Total occupancy	$ 125,136

Amounts reported in the Statement of Financial Condition as of September 30, 2025 are as follows:

Operating lease:	
Right of use asset	$ 499,189
Lease Liability	$ 502,658

Maturities of lease liabilites under the noncancelable operating lease as of September 30, 2025 are as follows:

2025 - 2026	$ 212,278
2026 - 2027	220,603
2027 - 2028	112,382
Total undiscounted lease payments	$ 545,263
Less imputed interest	(42,605)
Total lease liability	502,658

Other information as of September 30, 2025:

The Company used its incremental borrowing rate ("IBR") of 0.7083% at the lease commencement date to meaure the lease liability. The IBR relfects the rate of interest the Company would be required to pay, on a collateralized basis, to borrow an amount equal to the lease payments over a similar term and in a similar economic environment. The lease's implicit rate was not readily determinable and, therefore, was not used in the present value calculation.

NOTE 12 - FIXED ASSETS

Property and equipment are recorded at cost and summarized by major classifications as follows:

Auto	$ 241,812	10
Furniture and fixtures	90,871	5
Website	18,064	2
	350,747	
Less accumulated depreciation	(93,193)	
Net furniture and equipment	257,554	

Depreciation expense for the period ended September 30, 2025 was $ 46,609.

NOTE 13 - SEGMENT REPORTING

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment disclosures by requiring companies to present, on both an annual and interim basis, significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and are included in each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of th title and position of the CODM and a description of how the CODM allocates resources to segments and evaluates segment performance.

The Company conducts its operations and reports its financial results as one reportable segment: brokerage services. The Company's CODM is the Chief Executive Officer ("CEO"), who evaluates performance and allocates resources in a manner consistementt with how the Company manages its operations and presents its financial information. The nature of the business and the accounting policies applicable to the brokerage services segment are consistent with those described in the "Description of Business" and "Summary of Significant Accounting Policies" notes.